Exhibit 99.20

CONSENT OF SGS GEOLOGICAL SERVICES INC.

March 24, 2023

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2022 (the “Form 40-F)

SGS Geological Services Inc. hereby consents to the use of its name in connection with reference to its involvement in the preparation of the following technical report (the “Technical Report”):

●	Technical Report titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Projects” with an effective date as of July 6, 2022 and an issue date as of August 10, 2022 and to references to the Technical Report, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to the undersigned in the Form 40-F. This consent extends to any amendments to the Form 40-F.

The undersigned also hereby consents to the use of its name in connection with reference to its involvement in the preparation of the Technical Report, to references to the Technical Report, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to the undersigned in the registration statement (No. 333-256340) on Form F-10. This consent extends to any amendments to the Form F-10, including post-effective amendments.

SGS Geological Services Inc.
/s/ Yann Camus
Name: Yann Camus
Title: P. Eng.